Exhibit (a)(5)(B)

NIO Inc. Announces Completion of the Repurchase Right Offer for Its 4.50% Convertible Senior Notes due 2024

SHANGHAI, China,  January 31, 2022 — NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer and a leading company in the premium smart electric vehicle market, today announced that it has completed its previously announced repurchase right offer relating to its 4.50% Convertible Senior Notes due 2024 (CUSIP No. 62914VAB2; G6525FAA0) (the “Notes”). The repurchase right offer expired at 5:00 p.m., New York City time, on Friday, January 28, 2022. Based on information from The Bank of New York Mellon as the paying agent for the Notes, none of the noteholders exercised their repurchase right, and no Notes were surrendered for repurchase.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, http://ir.nio.com.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV, in December 2017, and began deliveries of the ES8 in June 2018, and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021. NIO launched the ET5, a mid-size smart electric sedan, in December 2021.

For more information, please visit: http://ir.nio.com
For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO